# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROSHARES TRUST, CIK 0001174610
CUSIP: 74347G184
Title of class of securities: ProShares Short Bitcoin Strategy ETF
Address of issuer's principal executive offices: 7272 WISCONSIN AVENUE, 21ST FLOOR, BETHESDA, Maryland (MD), 20814
Date of event which requires filing of this statement: 11/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002100454

## Reporting persons
- Christopher William Black: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 360,000; shared dispositive power 0; aggregate amount beneficially owned 360,000 (6.2% of the class)

## Item 1. Issuer
Name of issuer: PROSHARES TRUST
Address of issuer's principal executive offices: 7272 WISCONSIN AVENUE 21ST FLOOR BETHESDA MD 20814

## Item 2. Person Filing
Name of person filing: Christopher William Black
Address of principal business office or, if none, residence: 1250 Celebration Avenue, Kissimmee, Florida 34747-4866
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
0
Note: On November 19, 2025, the Reporting Person acquired beneficial ownership of more than 5% of the Issuer's outstanding Common Stock via his November 19, 2025 purchase of 360,000 ProShares Short Bitcoin Strategy ETF, thereby triggering the requirement to file this Schedule 13G. However, later on December 2, 2025, the Reporting Person liquidated his entire position for the 360,000 ProShares Short Bitcoin Strategy ETF and as of the date of this filing, beneficially owns 0% of the ProShares Short Bitcoin Strategy ETF.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Christopher William Black: /s/ Christopher William Black, Individual (12/11/2025)